SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W 104

(CUSIP Number)

Mitchell A. Saltz

c/o Quest Resource Holding Corporation

3481 Plano Parkway

The Colony, Texas 75056

(972) 464-0004

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

January 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836W 104	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mitchell A. Saltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,275,024(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,275,024(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,275,024(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.35% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Reflects the 1-for-8 reverse stock split effected as of 8/10/2016.
(2)	Includes 3,674,863 shares of Common Stock held by Southwest Green Investments, L.L.C., of which Mitchell A. Saltz controls the investment decisions and which is owned by a limited partnership in which Mitchell A. Saltz owns an indirect interest; 1,544,911 shares of Common Stock held by Stockbridge Enterprises, L.P., of which Mitchell A. Saltz controls the investment decisions and which is owned by a limited partnership in which Mitchell A. Saltz owns an indirect interest; 1,500 shares of Common Stock held by the Saltz & Noreen Revocable Family Trust, of which Mitchell A. Saltz controls the investment decisions; and 53,750 shares of Common Stock issuable upon exercise of stock options held by Mitchell A. Saltz exercisable within the next 60 days.
(3)	Based on 15,302,455 shares of Common Stock outstanding on March 16, 2018, plus 53,750 shares of Common Stock issuable to Mitchell A. Saltz upon the exercise of stock options, which are exercisable within the next 60 days.

CUSIP No. 74836W 104	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Southwest Green Investments, L.L.C. I.R. S. Identification No. 26-4816252
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,674,863 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,674,863 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,674,863 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.01% (4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Reflects the 1-for-8 reverse stock split effected as of 8/10/2016.
(4)	Based on 15,302,455 shares of Common Stock outstanding on March 16, 2018.

CUSIP No. 74836W 104	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stockbridge Enterprises, L.P. I.R. S. Identification No. 27-0467220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,544,911(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,544,911(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,911(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10% (4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Reflects the 1-for-8 reverse stock split effected as of 8/10/2016.
(4)	Based on 15,302,455 shares of Common Stock outstanding on March 16, 2018.

CUSIP No. 74836W 104	Page 5 of 8

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012, as amended by Amendment No. 1 thereto filed with the SEC on August 1, 2013 and Amendment No. 2 thereto filed with the SEC on May 21, 2015 (as amended, the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (“Common Stock”), of Quest Resource Holding Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3481 Plano Parkway, The Colony, Texas 75056. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 3 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment No. 3 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Mitchell A. Saltz, an individual (“Saltz”); (ii) Southwest Green Investments, L.L.C., a Nevada limited liability company (“Southwest Green”); and (iii) Stockbridge Enterprises, L.P., a Nevada limited partnership (“Stockbridge”). Saltz controls the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest. As a result of the foregoing, Saltz may be deemed beneficially to own the securities of the Issuer owned by Southwest Green and Stockbridge.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 17, 2012, a copy of which is attached as Exhibit A to the Schedule 13D, pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

(b) The business address of Saltz is c/o Quest Resource Holding Corporation, 3481 Plano Parkway, The Colony, Texas 75056. The address of the principal office of Southwest Green is c/o Quest Resource Holding Corporation, 3481 Plano Parkway, The Colony, Texas 75056. The principal business of Southwest Green is investments. The address of the principal office of Stockbridge is c/o Quest Resource Holding Corporation, 3481 Plano Parkway, The Colony, Texas 75056. The principal business of Stockbridge is investments.

(c) Saltz is a director of the Issuer. The address of the Issuer is 3481 Plano Parkway, The Colony, Texas 75056.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Southwest Green sold an aggregate of 119,571 shares (the “Southwest Green Shares”) of Common Stock in the open market pursuant to a 10b5-1 trading plan from January 17, 2017 through April 24, 2017.

Stockbridge sold an aggregate of 399,275 shares (the “Stockbridge Shares”) of Common Stock in the open market pursuant to a 10b5-1 trading plan from November 17, 2017 through December 15, 2017.

On March 29, 2018, Southwest Green transferred an aggregate of 31,000 shares (the “Tranferred Shares”) to family for no consideration.

CUSIP No. 74836W 104	Page 6 of 8

Item 4.	Purpose of the Transaction

Southwest Green sold the Southwest Green Shares in the open market pursuant to a 10b5-1 trading plan for investment purposes.

Stockbridge sold the Stockbridge Shares in the open market pursuant to a 10b5-1 trading plan for investment purposes.

Southwest Green received no consideration for the Transferred Shares.

Subject to ongoing evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 74836W 104	Page 7 of 8

Item 5.	Interest in Securities of the Issuer

(a) Southwest Green beneficially owns 3,674,863 shares of Common Stock, which represent approximately 24.01% of the outstanding shares of Common Stock. Stockbridge beneficially owns 1,544,911 shares of Common Stock, which represents approximately 10.10% of the outstanding shares of Common Stock. Saltz beneficially owns 1,500 shares of Common Stock owned by the Trust and 53,750 shares of Common Stock issuable upon exercise of stock options exercisable within the next 60 days. By reason of Saltz controlling the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest, and the investment decisions of the Trust, Saltz may be deemed to beneficially own 5,275,024 shares of Common Stock, which represent approximately 34.35% of the outstanding shares of Common Stock.

(b) Southwest Green has the sole power to vote and sole power to dispose of 3,674,863 shares of Common Stock, which represent approximately 24.01% of the outstanding shares of Common Stock. Stockbridge has the sole power to vote and sole power to dispose of 1,544,911 shares of Common Stock, which represent approximately 10.10% of the outstanding shares of Common Stock. Saltz beneficially owns 1,500 shares of Common Stock owned by the Trust and 53,750 shares of Common Stock issuable upon exercise of stock options exercisable within the next 60 days. By reason of Saltz controlling the investment decisions of Southwest Green and Stockbridge, each of which is owned by a limited partnership in which Saltz owns an indirect interest, and the investment decisions of the Trust, Saltz may be deemed to have the sole power to vote and sole power to dispose of 5,275,024 shares of Common Stock, which represent approximately 34.35% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in this Amendment No. 3 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Reference is also made to the Stockholders Voting Agreement, dated as of July 16, 2013, by and among the Issuer; Saltz and Colton R. Melby; and Brian Dick and Jeff Forte, which was filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2013.

Item 7.	Material to be Filed as Exhibits

The Joint Filing Agreement of the Reporting Persons is incorporated herein by reference to the Schedule 13D filed with the SEC on November 19, 2012.

CUSIP No. 74836W 104	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 18, 2018	/s/ Mitchell A. Saltz
Mitchell A. Saltz

SOUTHWEST GREEN INVESTMENTS, L.L.C.

	By:	/s/ Mitchell A. Saltz
Name: Mitchell A. Saltz
Title: Manager

STOCKBRIDGE ENTERPRISES, L.P.

By: Stockbridge Management Group, LLC
Its: General Partner

	By:	/s/ Mitchell A. Saltz
Name: Mitchell A. Saltz
Title: Manager